Exhibit 12.1

CONSOLIDATED RATIO OF EARNINGS TO FIXED CHARGES

Computation of Ratios of Earnings to Fixed Charges

Exhibit 12.1

	Year ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in millions, except ratios)
Earnings:
Income before income taxes and loss from equity method investments	$23.1	$(125.6)	$59.0	$125.9	$66.1
Fixed charges	63.0	53.8	55.8	49.7	26.0
Amortization of capitalized interest	1.1	1.0	0.9	0.9	0.6
Less:
Capitalized interest	(3.7)	(3.2)	(1.0)	(0.1)	(9.8)
Non-controlling interest in pre-tax loss (income) loss of subsidiaries that have not incurred fixed charges	(32.3)	(24.3)	(25.1)	(3.7)	1.7

Adjusted earnings	$51.2	$(98.3)	$89.6	$172.7	$84.6
Fixed Charges:
Interest cost - affiliate	$—	$—	$—	$—	$3.5
Interest cost	60.2	51.2	53.7	48.2	20.6
Interest portion of rent expense	2.8	2.6	2.1	1.5	1.9

Total fixed charges	$63.0	$53.8	$55.8	$49.7	$26.0

Ratios of earnings to fixed charges:
Ratios of earnings to fixed charges	N/A *	N/A *	1.6x	3.5x	3.3x

Insufficiency of earnings to cover fixed charges	$11.8	$152.1	N/A *	N/A *	N/A	*

*	N/A means not applicable